Exhibit 99.5

51-102F3

Material Change Report

Item 1	Name and Address of Company

VERSES AI Inc. (the “Company” or “VERSES”)

205 - 810 Quayside Drive

New Westminster, British Columbia V3M 6B9

Item 2	Date of Material Change

November 8, 2024.

Item 3	News Release

The news release was disseminated on November 8, 2024 through Globe Newswire and subsequently filed on SEDAR+.

Item 4	Summary of Material Change

The Company announced that it had closed the first tranche of its previously announced non-brokered private placement of 5,807,700 units of the Company (the “LIFE Units”) at a price of C$0.50 per LIFE Unit (the “Offering Price”) for aggregate gross proceeds of C$2,903,850 (the “LIFE Offering”).

Item 5	Full Description of Material Change

The Company announced that it had closed the first tranche of its previously announced LIFE Offering of 5,807,700 LIFE Units at the Offering Price for gross proceeds of C$2,903,850.

Each LIFE Unit consists of one Class A Subordinate Voting share of the Company (a “Share”) and one-half of one Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Share at an exercise price of $0.70 per Share, subject to adjustment in certain circumstances, for a period of 36 months from November 8, 2024.

The LIFE Offering was structured to take advantage of the listed issuer financing exemption from prospectus requirements (the “Exemption”) in Part 5A of NI 45-106, whereby shares issued pursuant to the Exemption are freely tradeable listed equity securities not subject to any hold period (see below).

The LIFE Offering was conducted in all the provinces of Canada, except Québec, under the Exemption, for aggregate gross proceeds of C$2,903,850. The LIFE Offering was also conducted in the United States pursuant to exemptions from the registration requirements under Regulation D of the United States Securities Act of 1933, as amended (the “1933 Act”), subject to receipt of all necessary regulatory approvals, and in those other jurisdictions outside of Canada and the United States provided it is understood that no prospectus filing or comparable obligation arises in such other jurisdiction. The LIFE Units are not subject to resale restrictions pursuant to applicable Canadian securities laws, however, the LIFE Units (and underlying Shares, Warrants and Warrant Shares) offered and sold to persons in the United States, will be considered restricted securities under the 1933 Act and will contain a restrictive legend referencing the 1933 Act.

In connection with the Offering, the Company: (i) paid to certain finders and advisors an aggregate cash commission of C$103,675; and (ii) issued to certain finders and advisors an aggregate of 207,350 compensation warrants (the “Compensation Warrants”). Each Compensation Warrant will be exercisable into one Equity Unit at the Offering Price for a period of 36 months following the Closing Date.

The net proceeds of the LIFE Offering will be used for general working capital purposes, to fund ongoing operations, and to fund research and development, including the development of Genius, all as more particularly described in the offering document dated November 8, 2024 that can be accessed under the Company’s profile at www.sedarplus.ca and on the Company’s website at verses.ai.

In connection with the Transaction, A.G.P. Canada Investments ULC acted as exclusive financial advisor.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, contact:

Kevin Wilson

Chief Financial Officer

Tel. (323) 868-0514

Email: Kevin.w@verses.io

Item 9	Date of Report

November 18, 2024